UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-52611
CUSIP Number: Not applicable

(Check one):⁭☐Form 10-K ☐⁭Form 20-F ⁭☐Form 11-K ☒Form 10-Q ☐⁭Form 10-D ☐Form N-SAR ☐⁭Form N-CSR

For Period Ended: June 30, 2013
⁯ Transition Report on Form 10-K
⁯ Transition Report on Form 20-F
⁯ Transition Report on Form 11-K
⁯ Transition Report on Form 10-Q
⁯ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

IMH Financial Corporation
Full Name of Registrant
N/A
Former Name if Applicable
7001 N. Scottsdale Rd #2050
Address of Principal Executive Office (Street and Number)
Scottsdale, Arizona 85253
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q

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or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
IMH Financial Corporation (the "Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 within the prescribed time period because the Company requires additional time to finalize its analysis of certain receivables in order to ensure proper recognition of assets, revenues and expenses. Certain recent transactions and activities have caused our analysis of certain assets to be more difficult to complete, thereby requiring the Company to take additional time to complete its financial information as reported on Form 10-Q. The Company intends to file all documents required for its Form 10-Q filing within five (5) calendar days of the August 14, 2013 due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Steven Darak	480-840-8400
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ⁯

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☒ No ⁯

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because the Company has not yet finalized its analysis as discussed above, it is not able to reasonably quantify changes in results of operations at this time.  The Company’s previously reported a net loss for the year ended December 31, 2012 of $32.2 million. Excluding the impact of the asset analysis and related potential adjustments discussed above, operating results for the quarterly period ended June 30, 2013 are expected to be relatively consistent with the monthly trends previously reported.

IMH Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2013
By:	IMH Financial Corporation
/s/ Will Meris
Will Meris
Chief Executive Officer

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